December 19, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Spade Acquisition III Co (the “Company”)
Registration Statement on Form S-1
File No. 333-290602

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 18, 2025, in which we, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, and Chardan Capital Markets, LLC, as representatives of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for December 22, 2025, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS,

A DIVISION OF COHEN & COMPANY SECURITIES, LLC,

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Partner and Head of Investment Banking